

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via E-mail
John M. Doolittle
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

Re: Open Text Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed July 31, 2014
File No. 000-27544

Dear Mr. Doolittle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

General

1. You disclose in MD&A that historically you have "had approximately 50% of [y]our revenues from customer support revenues, which are generally a recurring source of income," and that it "is [y]our experience that customers generally exercise their [post contract customer support] option." Please tell us what consideration you gave to providing quantitative disclosure regarding customer support renewals, for example by disclosing a renewal rate or quantifying revenues attributable to customer support renewals. Tell us also whether your management uses renewal rates or a related metric in managing or evaluating your business.

Results of Operations

Revenues, Cost of Revenues and Gross Margin by Product Type

1) License Revenues, page 38

2.   We note in your earnings release calls your discussion of license revenue by vertical/industry sector and average deal size. Please tell us what consideration was given to disclosing these measures in MD&A. Refer to Section III.B.1 of SEC Release 33-8350.

Reconciliation of selected GAAP-based measures to Non-GAAP-based measures for the year ended June 30, 2014, page 48

3.   We note your disclosure under (7) regarding the non-GAAP effect on income taxes. Please tell us and disclose in future filings a more detailed discussion of how the adjustments were calculated. For example, were the adjustments calculated using the effective or statutory tax rate? Also, tell us what consideration was given to disclosing the GAAP and non-GAAP tax rate for the periods presented. See Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Liquidity and Capital Resources

Cash flows provided by operating activities

Fiscal 2014 Compared to Fiscal 2013, page 51

4.   We note your disclosure that cash flows from operating activities was impacted by changes in working capital of $49.2 million. This disclosure provides little insight into to your cash flows from operating activities. Please tell us what consideration was given to disclosing significant changes and trends in working capital accounts, such as accounts receivable and income taxes, along with underlying explanations. As part of your response, tell us what consideration was given to disclosing days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. Refer to Section IV.B of SEC Release 33-8350.

Item 9A. Controls and Procedures

(D) Changes in ICFR, page 58

5.   You state here that as a result of your acquisition of GXS in January 2014, your internal control over financial reporting subsequent to the acquisition date includes "certain

additional internal controls relating to GXS," and further that, "Except as described above, there were no changes in [y]our internal control over financial reporting…that occurred during [y]our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, [y]our ICFR." We note similar disclosure in your Form 10-Q for the quarter ended March 31, 2014, the period during which the acquisition was consummated. In your response letter, please briefly expand upon the nature of the "certain additional internal controls" that were implemented, and clarify which changes occurred during the fourth quarter of fiscal 2014. Also confirm that you will provide conforming disclosure to the extent applicable in future filings.

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedules

Note 2 - Accounting Policies and Recent Accounting Pronouncements

Revenue recognition

Cloud revenues, page 109

6.   We note your disclosure indicating that implementation and start-up services typically do not have stand-alone value because you do not generally sell such services separately. Please tell us whether there were any circumstances in which you did sell these services separately. Also, tell us whether these services can be provided by other vendors such as third-party service providers. Refer to ASC 605-25-25-5(a).

Note 14 – Income Taxes, page 126

7.   We note your disclosure on page 129 indicating that tax years that remain open "vary by jurisdiction up to 10 years." Please tell us what consideration was given to disclosing the specific tax years that remain subject to examination by major tax jurisdiction. Refer to ASC 740-10-50-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief